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                                                                    EXHIBIT 99.2

                                   ASSIGNMENT


DATE:           May 4, 2000

PARTIES: PAN International Gaming, Inc. ("PAN"), a Nevada corporation, as Assignor and Bristol Media, Ltd. ("Bristol"), a Vancouver, B.C. corporation, as Assignee

PAN hereby grants the option and Bristol accepts the option to purchase 475,917 shares of common stock issued in settlement of $395,250 of convertible notes from the previous noteholders pursuant to the terms and conditions of the six
(6) Settlement Agreements attached hereto.

Bristol further agrees to pay the attorneys fees owned on the debt settlement transaction in the approximate amount of $14,000 to Joe Paykin.

EXECUTED this 4th day of May, 2000.


PAN INTERNATIONAL GAMING, INC.          BRISTOL MEDIA, LTD.



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Clifford M. Johnston, Vice President    Jerry Cornwell, President